ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ТОРГОВЫЙ ДОМ ГУМ"
109012,Москва,Красная площадь, 3
тел. 921-5763, факс 975-2581



JOINT-STOCK COMPANY
"GUM TRADING HOUSE"
109012,Moscow, Red Square, 3
tel. 921-5763, fax 975-2581



03022124

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C. SECTION
187

SUPPL

Re: AO Torgovy Dom GUM
Exemption No.: 82-4152

Dear Sir or Madam:

In connection with AO Torgovy Dom GUM's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the results on the Annual Shareholder's Meeting of JSC GUM Trading House which took place on April 25, 2003.

The Bank of New York acts as depositary bank for the above referenced company under the **Form F-6 registration statement number: 33-32922,** which was declared effective by The SEC on June 7, 1996.

Sincerely,

L.M. Kirpicheva

Deputy Director General

(095) 929-3156



PROCESSED
JUN 11 2003
THOMSON FINANCIAL

dlw 6/3

NOTICE

To Shareholders of Open Joint Stock Company "GUM Trading House"

On April 25, 2003 GUM held its Annual Shareholders Meeting for 2002 operational results.

The GSM approved:

- GUM's annual Report of the Board of Directors and the Managing Board on the operational results, annual financial statement, including profit and loss report (profit and loss statement) for 2002

Balance sheet of the company as of January 1, 2003 (in tsnd.rubles)

Assets	B.O.Y.	E.O.Y.
1. Non-current assets		
Intangible assets	1674	1498
Fixed assets	259091	432986
Construction in progress	65965	20109
Long-term financial investments	221221	313217
Other non-current assets		
Total Section 1:		
II. Current assets		
Inventory	380777	501500
VAT on acquired assets	59921	86704
Accounts receivable (due over 12 months)	1644	24958
Accounts receivable	143006	198638
Short-term financial investments	42081	207296
Cash	475498	266370
Other current assets		
Total Section II	1102927	1285466
Balance	1650878	2053276

Liabilities		
III. Equity and reserves		
Authorized capital	60000	60000
Additional capital	153946	153946
Reserve capital	9000	9000
Accumulation Fund		
Welfare Fund		
Targeted funding and receipts	1	
Non-compensated loss of previous years	1047765	848695
Non-compensated loss of the year under review		409795
Total Section III	1270712	1481436
Minority interest in the authorized capital		
IY. Long-term liabilities		
Loans		
Other long-term liabilities		
Total Section IY		
Y. Short-term liabilities		
Loans		
Accounts payable	323481	513049
Dividends calculations	9894	13155
Further income	46791	45636
Reserves for forthcoming expenditures and payments		
Other short-term liabilities		
Total Section Y	380166	571840
Balance	1650878	2053276

Director General of JSC "GUM Trading House" V.L. Vechkanov
Chief accountant of JSC "GUM Trading House" V.N. Stepanova

Financial statement of the company as of January 1,2003 in tsnd.rubles

Name of category	For the period under review	For the similar period of the previous
Proceeds from merchandise and product sales and services (less VAT, excise duties and similar changes)	2730216	1863813
Cost of sales of goods, products, work, services	1443154	911407
Commercial expenses	808963	497836
Management expenses		
Interest receivable	2426	2692
Interest payable		
Income from equity in other companies	32469	25412

Other operating income	581922	525990
Other operating expenses	603849	533303
Non-sales income	68431	83899
Non-sales expenses	27543	43687
Profit(loss) before taxation	531955	515573
Minority interest		
Income tax and other compulsory payments	122160	162009
Profit (loss) from ordinary activity	409795	353564
Minority interest		

Director General of the company V.L. Vechkanov
Chief accountant of the company V.N. Stepanova

- To distribute the profit of JSC "GUM Trading House" for 2002 in the amount of 409,78 mln.rubles for the following:
  - incentive purposes – 20,11 mln. rubles
  - capital purposes in non-current assets – 389,67 mln. rubles

Not to pay dividends of JSC"GUM Trading House" for 2002

- To elect the Board of Directors for 1-year term in the number of 15;
- To transfer the authority of the corporation sole body of JSC "GUM Trading House" represented by General Director to the Managing company "Atlas Project Management Public Limited Company";
- To elect the Managing Board for 2-year term in the number of 4 members;
- To elect the Internal Audit Commission for one-year term in the number of 7 members;
- To approve the Regulations "On the procedure of preparation, call and holding of the general shareholders meeting of JSC "GUM Trading House" in the wording proposed;
- To approve Limited Liability Company "Finexpertise" as the Audit Company for JSC "GUM Trading House".

Board of Directors
JSC "GUM Trading House'